UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated May 15, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated: May 18, 2009

Exhibit No.	Description
1.	Press release dated May 15, 2009.

Exhibit 1

Jinpan International Reports First Quarter 2009 Financial Results

Released: 05/15/09 07:30 AM EDT

- 1Q09 Net Sales Increases 36.1% to $ 32.4 Million Compared to 1Q08 -

- 1Q09 Gross Margin Increases 483 Basis Points to 36.2% Compared to 1Q08 -

- 1Q09 Net Income increases 94.9% to $ 4.7 Million Compared to 1Q08 -

- 1Q09 Diluted EPS Increases 93.3% to $0.58 Compared to 1Q08 -

- Company Reiterates Comfort with FY09 Financial Forecast -

ENGLEWOOD CLIFFS, N.J., May 15 /PRNewswire-FirstCall/ -- Jinpan International Ltd (Nasdaq: JST),a leading designer, manufacturer and distributor of cast resin transformers for voltage distribution equipment, today announced consolidated financial results for the first quarter ended March 31, 2009.

Net sales for the first quarter were $32.4 million, a 36.1% increase from $23.8 million over the same period last year. Growth in net sales was fueled by both a sizeable increase of international orders, which include wind energy products and non-wind related cast resin transformers as well as from increased domestic cast resin sales orders. In the first quarter, net sales outside of China increased 485% to $8.0 million, or 25% of net sales, compared to $1.65 million, or 6.9% of net sales in the same period last year. First quarter domestic sales increased 10.2% to $24.4 million from $22.2 million in the prior year period.

Cast resin transformers (excluding those for wind power applications), switch gears and unit substations represented $25.9 million, or 80% of net sales in the first quarter, while wind energy products represented $6.5 million, or 20% of net sales in the first quarter.

Gross margin in the first quarter was $11.7 million, a 56% increase from $7.5 million, in the same period last year. First quarter gross margin increased to 36.2% compared to 31.3% in the same period last year. The Company benefited from a lower cost of sales on an absolute basis due to lower raw material prices compared to the same period last year.

Selling, general and administrative expenses in the first quarter were $6.2 million, or 19.2% of net sales, versus $4.5 million, or 18.8% of net sales in the same period last year. Selling, general, and administrative expenses increased primarily due to additional overhead costs at the Company’s Wuhan and Shanghai facilities, which were not operating during the same period last year.

Operating income increased to $5.5 million, or 16.9% of net sales, an 83.5% increase compared to $3.0 million, or 12.6% of net sales in the same period last year.

Net income for the first quarter was $4.7 million, or $0.58 per diluted share, increased 94.9% compared with $2.4 million or $0.30 per diluted share, in the same period last year. First quarter net income as a percentage of net sales was 14.4% as compared to 10.1% in the same period last year.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are off to a good start in what is traditionally one of our slower quarters of the year. We are pleased to see a substantial increase in orders from our international business segment in the first quarter. Our international customers are placing orders for cast resin transformers for wind power applications as well as transformers for more traditional power generation applications used in urban (trains & subways, hospitals, airports, office buildings), industrial (factories), and commercial developments (processing plants, data centers). We expect a steady rise in international demand in 2009 as we continue to garner attention and receive orders from some of the largest, most prominent electrical equipment OEMs in the industry. We expect international sales to account for a greater portion of our total sales in 2009 than 2008. We are pleased to see that a substantial portion of China’s $585 billion economic stimulus plan will be allocated to the infrastructure development projects. We believe that we are well positioned to benefit from the stimulus package.

As such, we are taking the necessary steps to ensure we have an appropriate level of capacity to meet demand over the next several quarters and well into the future. Our newest operational facility in Wuhan, which currently manufactures our standard cast resin transformers will be outfitted to maximize capacity by the end of 2009 while our Shanghai manufacturing facility is also expected to be completed in the third quarter of 2009. Once completed, this facility will house all of our wind related products.

We are making steady progress in our business. We believe that we are well positioned to capitalize on current challenging market conditions, penetrate new markets, and expand our market share in the electrical equipment market. We have a strong balance sheet, a healthy cash position, manageable debt and the right strategic plan to sustain ably manage our business for growth this year and beyond. We look forward to capitalizing on our opportunities and enhancing value for our shareholders,” concluded Mr. Li.

Financial Outlook

For the full year 2009, the Company currently anticipates net sales of approximately $176 million to $182 million, a 14% to 18% increase over 2008 sales of $154 million. The Company anticipates net income of approximately $22.5 million to $23.3 million, a 14% to 18% increase over 2008 net income of $19.8 million. The Company anticipates diluted earnings per share for 2009 to be $2.75 to $2.85 per share.

Conference Call Information

Jinpan’s management will host an earnings conference call today, May 15, 2009 at 8:30 a.m. U.S. Eastern Standard Time. Listeners may access the call by dialing #1-913-981-5567. A webcast will also be available via the Company’s website at http://www.jstusa.net or at www.viavid.net. A replay of the call will be available through May 29, 2009. Listeners may access the replay by dialing #1-719-457-0820, access code: 7695004.

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	our ability to successfully implement our business strategy;
•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;
•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;
•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;
•	other factors or trends affecting the industry generally and our financial condition in particular;
•	the effects of the higher degree of regulation in the markets in which we operate;
•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;
•	the monetary and interest rate policies of the countries in which we operate;
•	changes in competition and the pricing environments in the countries in which we operate;
•	exchange rates; and
•

other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2007 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income (unaudited)

	Three months ended March 31
	2009	2008
(In thousands, except per share data)	US$	US$

Net sales	32,387	23,798
Cost of Goods Sold	(20,672)	(16,339)
Gross Margin	11,715	7,459

Operating Expenses
Selling and administrative	(6,230)	(4,470)
Operating income	5,485	2,989

Interest Expenses	(105)	(179)
Other Income	51	183
Income before income taxes	5,431	2,993

Income taxes	(753)	(593)
Net income after taxes	4,678	2,400

Earnings per share

-Basic	US$0.58	US$0.30

-Diluted	US$0.58	US$0.30

Weighted average number of shares

-Basic	7,998,325	7,984,147

-Diluted	8,017,528	8,117,923

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets (unaudited)

	March 31,	December 31,
	2009	2008
	US$	US$
Assets
Current assets:
Cash and cash equivalents	14,922	16,739
Accounts receivable, net	61,276	58,793
Inventories	30,042	31,868
Prepaid expenses	7,001	4,713
Other receivables	5,224	7,317

Total current assets	118,465	119,430

Property, plant and equipment, net	18,430	18,213

Construction in progress	6,326	6,055

Land use right	6,080	6,098
Intangible asset-Goodwill	12,328	12,348
Deferred tax assets	293	301

Total assets	161,922	162,445

Liabilities and Shareholders’ Equity

Current liabilities:

Short term bank loans	11,158	11,726
Accounts payable	11,051	11,300
Income tax	2,835	3,671
Advance from customers	8,128	7,828
Other Payable	17,933	20,733

Total current liabilities	51,105	55,258

Shareholders’ equity:

Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,209,684 in 2009 and 8,189,684 in 2008	74	73
Common Stock, Warrants	854	854
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 3,044 in 2008 and 2009	—	—
Additional paid-in capital	34,164	34,035
Reserves	3,906	3,906
Retained earnings	64,004	60,296
Accumulated other comprehensive income	8,604	8,812
	111,606	107,976

Less: Treasure shares at cost, common stock-206,470 in 2009 and 206,470 in 2008	(789)	(789)
Total shareholders’ equity	110,817	107,187

Total liabilities and shareholders’ equity	161,922	162,445

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	Three months ended March 31,
	2009	2008
	US$	US$
Operating activities
Net income	4,678	2,400
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	874	360
Provision for Doubtful Debt	(4)	—
Loss/(Gain) on disposal of fixed assets	—	—
Deferred Income Tax	7	20
Stock-based compensation cost	102	—
Changes in operating assets and liabilities
Accounts receivable	(2,576)	(2,391)
Notes receivable	1,551	(7)
Inventories	1,776	(6,351)
Prepaid expenses	(2,298)	1,430
Other receivables	532	172
Accounts payable	(231)	(597)
Income tax	(831)	(104)
Advance from customers	313	891
Other liabilities	(2,769)	(336)
Net cash provided by/(used in) operating activities	1,124	(4,513)
Investing activities
Purchases of property, plant and equipment	(1,113)	(258)
Proceeds from sales of property, plant and equipment	—	—
Payment for construction in progress	(280)	(726)
Purchase of available-for -sales securities	—	(1,956)
Net cash provided by (used in) investing activities	(1,393)	(2,940)
Financing activities
Proceeds from bank loan	2,380	4,434
Repayment of bank loan	(2,929)	(2,281)
Proceeds from exercise of stock options	27	—
Decrease in Minority Interest	—	—
Acquired minority interest	—	—
Dividends paid	(970)	(967)
Net cash provided by/(used in) financing activities	(1,492)	1,186
Effect of exchange rate changes on cash	(56)	139
Net increase/(decrease) in cash and cash equivalents	(1,817)	(6,128)
Cash and cash equivalents at beginning of year	16,739	17,122
Cash and cash equivalents at end of year	14,922	10,994

Interest paid	112	292
Income taxes paid	1,522	686

SOURCE: Jinpan International Ltd